Contacts:
Lisa Bliss	Peter Cauley	Stacey Holifield
Marketing Co-ordinator	Chief Financial Officer	Sr. Account Executive
PointBase, Division of DataMirror	DataMirror	Brodeur Worldwide
408-961-1152	905-415-0310 ext. 271	617-587-2026
lbliss@datamirror.com	pcauley@datamirror.com	sholifield@brodeur.com

DataMirror’s New PointBase 5.1 Increases
atabase Performance by up to 30%

Version 5.1 Delivers Optimized System Performance and More Powerful Synchronization

SANTA CLARA, CALIFORNIA – (October 4, 2004) – DataMirror® (Nasdaq: DMCX ; TSX: DMC ), a leading provider of real-time, secure data integration solutions, today announced that it will generally release Version 5.1 of its PointBase technology on October 5, 2004. PointBase solutions are a core component of DataMirror’s new Integration Suite 2005, a complete, end-to-end solution that combines market-leading technology with unparalleled global services. This release includes PointBase Embedded®, the world’s leading 100% pure Java relational database, and PointBase UniSync®, a Java-based bi-directional data synchronization solution.

The new features introduced in Version 5.1 include hash join functionality, log file encryption, and many-to-many join filters. DataMirror’s PointBase 5.1 addresses customer demand for increased database performance, heightened operational efficiency, and improved usability. With PointBase 5.1, developers can increase production usage through improved database performance and customers can more precisely specify mobile data to reduce synchronization time and make optimal use of memory on handheld devices.

“PointBase 5.1 enables customers to improve the overall performance and efficiency of their systems—requirements that our customers have voiced the need for,” says Nigel Stokes, CEO, DataMirror. “In fact, with PointBase 5.1, customers can expect to experience up to a 30 percent increase in database performance. The improved performance, functionality, and usability delivered through this new release demonstrate our ongoing commitment to setting high performance standards for our solutions, giving our Integration Suite 2005 a strong competitive edge in the market.”

DataMirror’s PointBase 5.1 includes the following new and enhanced features and benefits:

PointBase Embedded

•	Hash Joins: This feature includes memory-based algorit3hms (as opposed to disk-based algorithms), which identify a set of rows within a table or a subset of a table and store the selected rows in a hash table, improving the performance of large, multi-table joins and reporting applications and providing users with the fastest, most efficient path to entries.

•	Optimized System Performance: Significant enhancements have been made to the cache manager, B-tree, and table page structure, resulting in performance improvements of up to 15 percent for insert, select, and delete functions and 30 percent for update functions. This increased optimization enhances overall system performance and allows users to improve database management.

•	Truncate Table: This functionality allows users to efficiently, rapidly, and conveniently remove all rows in a table, supporting file-level operation and ensuring referential integrity constraints remain intact.

•	Enhanced Security: Database log files can now be optionally encrypted, satisfying stringent security requirements.

PointBase UniSync

•	Enhanced Join Filters: This solution now accommodates many-to-many join filters, in addition to conventional one-to-many joins, providing users with increased flexibility and expressibility of data associations. This feature extends PointBase UniSync’s lead as the most expressively powerful, easy to use synchronization solution for enterprise data.

•	Data Compression: Data that is sent via TCP/IP during synchronization can now be compressed, reducing message traffic and improving synchronization performance, particularly in low bandwidth deployments.

For more information on PointBase 5.1, call 408-961-1100 (toll free: 1-877-238-8798), e-mail sales@pointbase.com, or visit www.pointbase.com/pr51.

About DataMirror’s PointBase Technology

DataMirror’s PointBase solutions include leading Java database management and synchronization technology for the embedded and mobility markets. Millions of copies of PointBase technology have been deployed in applications from a variety of leading Java vendors, including Sun Microsystems, BEA, and Macromedia. PointBase products are used in Java server applications and are also embedded within Java mobility applications. PointBase customers and their end users rely on PointBase technology to capture, protect, and integrate data on PCs, laptops, PDAs, smartphones, and other mobile devices.

DataMirror’s PointBase Embedded and PointBase Micro are 100% pure Java relational databases that deliver rich functionality, zero administration, cross-platform portability, and comprehensive security. Customers use PointBase Embedded to reduce their time-to-market, enhance end users’ out-of-the-box experience, and offer a complete single package solution for applications requiring database functionality. Customers use PointBase Micro to provide a fast, reliable, and rich client experience on smartphones and other mobile devices for enterprise applications where security, off-line availability, and flexible synchronization are critical.

PointBase UniSync is a powerful, bi-directional synchronization solution for data on-the-go that allows mobile workers to synchronize relevant information from corporate back-end systems. With PointBase UniSync, customers can extend enterprise data to mobile users and gain complete portability across heterogeneous platforms. To learn more about DataMirror’s PointBase product family, visit www.pointbase.com.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Mobile Solutions, Inc. PointBase and the PointBase family of related marks are the exclusive property and registered and unregistered trademarks of DataMirror Mobile Solutions, Inc. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. PointBase, the PointBase logo, DataMirror, and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. Java is a trademark of Sun Microsystems, Inc. in the United States and other countries. All other products and services mentioned are trademarks of their respective companies.